U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   Form 12b-25

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      NOTIFICATION OF LATE FILING                      SEC FILE NUMBER
                                                          33-34004
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              (Check one)                               CUSIP NUMBER
                                                            None
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[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [X] Form 11-K [ ] Form 10-Q and Form
10-QSB [ ] Form N-SAR

For Period Ended: December 31, 1998

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition  Report  on Form 11-K
     [ ] Transition  Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: ________________________

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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________

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PART I -- Registrant Information
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          Full Name of Registrant:

          ANALYSIS & TECHNOLOGY, INC. SAVINGS AND INVESTMENT PLAN

          Former Name if Applicable:

          P.O. Box 220, Route 2

          Address of Principal Executive Office (Street and Number)

          North Stonington, Connecticut 06359

          City, State and Zip Code


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PART II -- Rules 12b-25(b) and (c)
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     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III --Narrative
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     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     In March 1999, Analysis & Technology, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which the Company was acquired by Anteon Corporation on June 23, 1999. As a result of the Company's entering into the Merger Agreement, the Company and its employees needed to expend substantial effort in preparing for the closing of the transaction, including significant time and effort devoted to issues relating to the Company's employee benefit plans.

     As a result, the Analysis & Technology, Inc. Savings and Investment Plan (the "Plan") has been unable to prepare and file with the Internal Revenue Service its annual report on Form 5500 relating to the year ended December 31, 1998 (the "Form 5500"). The Plan has been advised by its independent accountant, KPMG, LLP ("KPMG"), that KPMG is unable to issue its report on the Plan's financial statements for the year ended December 31, 1998 until it has been able to review the Form 5500.

     Attached hereto as Exhibit 99 is a statement signed by KPMG stating the reason why it is unable to furnish its report on the Plan's financial statements for the year ended


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December 31, 1998 on or before the date on which the Plan's Annual Report on
Form 11-K for the year ended December 31, 1998 is due.

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PART IV -- Other Information
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     (1) Name and telephone number of person to contact in regard to this notification.

            Thomas M. Downie              (860)         599-3910
                 (Name)                (Area Code)     (Telephone)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [ ] Yes    [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.




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     ANALYSIS & TECHNOLOGY, INC. SAVINGS AND INVESTMENT PLAN has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                                   ANALYSIS & TECHNOLOGY, INC. SAVINGS AND
                                   INVESTMENT PLAN



                                   By: /s/ THOMAS M. DOWNIE
                                      ----------------------------
                                        Thomas M. Downie
                                        Member, Analysis & Technology, Inc.
                                        Savings and Investment Plan
                                        Committee
Date: June 29, 1999



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                                  EXHIBIT INDEX

       Exhibit No.                    Description

          99 Letter dated June 28, 1999 from KPMG LLP to Analysis & Technology, Inc. Savings and Investment Plan